Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Nasdaq Regulation

August 3, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 3, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Mobiv Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Common Stock, and one Warrant to acquire one share of Class A Common Stock
Class A Common Stock, par value $0.000001 per share
Warrant, each whole warrant exercisable for one share of Class A

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts